Great Western Land and Recreation, Inc.
7373 N. Scottsdale Rd., Suite C-140
Scottsdale, AZ 85253
(480) 949-6007; (480) 949-6009 Fax
May 10, 2006
Ms. Cicely LaMothe
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Great Western Land and Recreation, Inc.
Form 10-KSB for the year ended 9/30/05
Filed 12/30/05
File No. 000-18808
Dear Ms. LaMothe:
The following is submitted in response to your letter dated April 26, 2006:
Financial Statements and Notes
Note L – Preferred Stock, pages F-14 — F-16
We have considered the comments raised in your letter relative to the Series A Preferred stock. Specifically, you have commented that:
•	The Company cannot control its shareholder, and the shareholder does not have a legal obligation to continue to authorize additional shares.

•	The shareholder has expressed an intention to facilitate the necessary changes to the Company’s capital structure but is ultimately in control and may not act in the best interest of the Company.

•	The shareholder may choose to sell a portion of its interest in the future and, therefore, would no longer be able to unilaterally vote to increase the amount of authorized shares.

Ms. Cicely LaMothe	Page - 2 -
May 10, 2006
RESPONSE:
Series A Preferred Stock
Action Taken to Correct Potential Conversion of Preferred Stock into an Unlimited Number of Shares
In considering your observations, we note that although the Company has an instrument that is convertible into a potentially unlimited number of shares, this potential existed due to the inadvertent omission of a floor on the conversion price of the stock. In recognition of the inadvertent error that created this problem the Company and Amortibanc, the holder of the Series A Preferred Stock, have entered into a Series A Preferred Shareholders’ Agreement as of May 4, 2006. The Agreement provides for a floor on the conversion price of $0.15 per share and a ceiling on the conversion price of $1.50 per share.
The Shareholders’ Agreement additionally limits the amount of accrued dividends that can be converted into shares of Common Stock. Conversion of dividends is limited to a maximum of the last four semi-annual accrued and unpaid dividends. The Shareholders’ Agreement further provides that it applies to any future holders of the Series A Preferred Stock and that the certificates are marked accordingly with a restrictive legend. Subsequent shareholders of Series A Preferred Stock must agree to become bound by the Agreement.
We believe that the execution of the Series A Preferred Shareholders’ Agreement, a copy of which is enclosed, eliminates any potential issues in connection with the conversion of the Series A Preferred Stock into Common Stock.
Accounting for the Series A Preferred Stock During the Fiscal Periods Ended Prior to the Date of the Series A Preferred Shareholders’ Agreement
As stated above, the conversion option associated with the Series A Preferred Stock, as it was written, inadvertently represented a contract that, under certain circumstances, could result in the Company not having sufficient authorized shares available to physically settle the conversion. The Company has evaluated the conversion option and considered whether, based on paragraphs 12b, 60 and 61 of Statement 133, the conversion option is clearly and closely related to the economic and risk characteristics of the host preferred stock instrument and determined that the conversion option is clearly and closely related to the economic and risk characteristics of the host preferred stock and should not be bifurcated from the host preferred stock and accounted for as a derivative under statement 133.
The Company has considered what the effect of the conversion option would be if bifurcated from the host preferred stock and determined that the conversion option would have little if any value because the preferred stock provides for conversion at fair value.

Ms. Cicely LaMothe	Page - 3 -
May 10, 2006
Because physical settlement of the conversion option may not be considered within the control of the Company in all instances, the Company also considered whether the preferred stock should be classified outside of permanent equity based on Rule 5-02.28 of Regulation S-X and EITF Topic D-98. We considered what the effect of classifying the preferred stock outside of permanent equity would be using the factors discussed in SAB 99 for making a materiality decision. On the basis of this consideration, we concluded that the reader of the financial statements would not reach a materially different conclusion on the financial position of the Company.
Furthermore, the Company and Amortibanc have entered into the Shareholders’ Agreement described above to correct the inadvertent error in the original rights of the Series A Preferred Stock to provide a cap on the issuance of common stock upon conversion.
For these reasons the Company does not believe that the prior financial statements need to be restated for matters related to EITF 00-19.
Series B Preferred Stock
With regard to the Series B Preferred Stock issued to and held by Houston Warren Ranch Partners, this stock was originally issued to secure a loan which was refinanced in April 2006. Therefore, it is no longer required for security on the loan and has been cancelled effective April 19, 2006.
Please contact me if you have any questions or need any additional information in this regard.
Sincerely,
/s/ Daniel J. Regan
Daniel J. Regan
Chief Financial Officer
cc: Mr. Wilson K. Lee

SERIES A PREFERRED STOCK SHAREHOLDERS’ AGREEMENT
          THIS SERIES A PREFERRED STOCK SHAREHOLDERS’ AGREEMENT is made and entered into as of the 4th day of May, 2006, by and among Great Western Land and Recreation, Inc., a Nevada corporation (the “Corporation”), and Amortibanc Investments, L.C., a Kansas limited company (the “Signing Shareholder”).
R E C I T A L S
          A.      The Signing Shareholder owns all of the issued and outstanding shares of the Corporation’s Series A Preferred Stock and approximately 19,000,000 shares of the Corporation’s Common Stock, comprising approximately 89% of the outstanding shares of the Corporation’s issued and outstanding common stock.
          B.      Upon a review of the Corporation’s book and records, the Signing Shareholder and the Corporation have discovered that the rights and preferences assigned to the Series A Preferred Stock inadvertently failed to set a floor and a ceiling conversion price in connection with conversion of the Series A Preferred Stock to Common Stock.
          C.      The Signing Shareholder and the Corporation desire to correct this inadvertent omission from the rights and preferences of the Series A Preferred Stock by revising the definition of Conversion Price to include a floor on the conversion price of $.15 per share and a ceiling on the conversion price of $1.50 per share, with a limitation on the amount of accrued dividends that may be converted into shares of Common Stock.
          D.      The Signing Shareholder and the Corporation desire that this correction to the rights and preferences of the Series A Preferred Stock apply to any future holders of all of any part of the Series A Preferred Stock.
          E.      The Signing Shareholder and the Corporation desire to set forth the rights of the Corporation to purchase and acquire Shares and to permit the transfer or issuance of Shares.
A G R E E M E N T
          NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants herein contained, the parties hereto hereby agree as follows:
1.      Definition of Conversion Price. For purposes of conversion of the Series A Preferred Stock shall be amended to read
“Conversion Price” shall be equal to the Current Market Price; provided, however, it shall not be less than $0.15 per share of common stock and shall not be greater than $1.50 per share of common stock.

2.      Conversion of Dividends. Notwithstanding anything to the contrary contained in the rights and preferences of the Corporation’s Series A Preferred Stock, the amount of any unpaid dividends accumulated on the Series A Preferred Stock, whether or not such dividends have been declared, shall be limited to an aggregate of the last four semi-annual dividends associated with the shares that are converted. Any additional unpaid dividends associated with the converted shares of Series A Preferred Stock shall not be eligible for conversion and shall be cancelled immediately upon conversion of the associated Series A Preferred Stock.
3.      Stock Certificate(s) To Be Marked with Legend. All certificate(s) representing the Series A Preferred Shares now outstanding, hereafter issued by the Corporation or transferred on the books of the Corporation shall be marked with a legend in form and content substantially similar to the following:
“This certificate and the shares represented hereby are held subject to the terms and conditions of an agreement dated May 4, 2006, and any and all amendments thereto, by and among this Corporation and its then holders of Series A Preferred Shares, and are subject to certain constraints on their conversion into shares of common stock of the Corporation in accordance with the terms and conditions thereof. A copy of the Agreement and any and all amendments thereto is on file and may be inspected at the principal executive office(s) of the Corporation. The Corporation will mail, without charge, a copy of the Agreement to any shareholder within five (5) days after receiving a written request therefor.”
4.      Copy of Agreement To Be Kept on File. The Corporation shall keep on file at its principal executive office(s), and shall exhibit to any Shareholder or the Shareholder’s duly authorized representative at any and all reasonable times, an executed copy of this Agreement (together with any and all amendments thereto). The Corporation also shall mail without charge a copy of this Agreement to any shareholder within five (5) days after receiving a written request therefor.
5.      Subsequent Shareholders to Become Bound. Before any person not a party to this Agreement may be entitled to be a holder of Series A Preferred Shares of the Corporation, that person shall be required first to execute and deliver to the Corporation an agreement pursuant to which such person agrees to be bound by all of the terms and conditions of this Agreement (as it may be amended from time to time) and the failure of that person to do so shall preclude that person from becoming a holder of the Corporation’s Series A Preferred Shares.
6.      Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party hereto whose signature appears hereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

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          IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

AMORTIBANC INVESTMENTS, L.C.
/s/ Jean K. Garvey

By: Jean K. Garvey Its: President

GREAT WESTERN LAND AND RECREATION, INC.
/s/ Jay N. Torok

By: Jay N. Torok Its: Chairman of the Board of Directors

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